CONTROLADORA COMERCIAL MEXICANA ("CCM") ANNOUNCES RESULTS FOR THE THIRD QUARTER 2003.

(Mexico City, October 28, 2003) Controladora Comercial Mexicana (BMV: "Comerci"; NYSE: "MCM") announced on this date its Third Quarter 2003 results.

This report shows the status of the Company in terms of operation, cash flow generation and capital investment, as well as the financial statements for the period ended September 30, 2003.

This quarter similar sales results were comparable as those reported in 2002 as a consequence of the change into a Low Prices Strategy, with the only exception of July, where last year we still maintained promotions and discounts, whereas this year we offered tag products and a variant on promotions like in the purchase of two products customers got one free. Since August this year we are comparing a fully implemented low prices campaign versus its similar in 2002.

Financial results:
During this quarter the Company decreased 1.24% in same store sales compared to the same period in 2002. This decrease in sales came to the hand of an affected sales performance in July mostly as a consequence of the change in commercial strategy already discussed and the self-inflicted reduction in prices in an important percentage of our categories. August showed a strong performance and September was moderately affected by calendar effects.

Regarding income statement, net sales increased 2.7% from $8,523.8 million during the third quarter in 2002 compared to $8,756.8 million for the same period in 2003.

Gross profit increased 8.8%, from $1,640.9 million in 2002 to $1,784.7 million in 2003. Gross margin increased 113 basis points to conclude with 20.4% in 2003 evidencing the benefits of our new commercial strategy.

Operating expenses increased 1.3% from $1,362.2 million during 2002 to $1,380.1 million for the same period in 2003, representing 22 basis points decrease of net sales percentage in 2003 with respect to 2002.

This quarter shows a decrease in percentage reflecting our tight control in practically all-different expense concepts in our group. Particularly we would like to point out the fact that during the quarter we had an important headcount reduction at a corporate level.

As a result, the operating profit increased 45.2% from $278.7 million for the third quarter 2002 to $404.6 million for the same period in 2003, representing 3.3% and 4.6% of net sales for 2002 and 2003 respectively.

EBITDA during the third individual quarter increased 25.9% from $464.2 million during 2002 to $584.2 million for the same period of 2003. EBITDA as a percentage of sales during this quarter was 5.4% in 2002 versus 6.7% in 2003.

With respect to integral cost of financing it is worth mentioning the following:
During this individual quarter interest expense increased 53.2% from $57.1 million in 2002 to $87.4 million in 2003 as a consequence of bank commissions related to the implementation of our 13 months interest free promotion by using credit cards.

Interest income during this quarter decreased 66.8% compared to same period of 2002 from $15.3 million in 2002 to $5.1 million in 2003.

Foreign exchange loss increased 20.5% from $53.9 million during 2002 to $64.9 million in 2003 as a consequence of the devaluation in the parity peso dollar during this quarter.

Other financial operations had an important swing from a $21.4 million loss in 2002 to $40.6 million gain in 2003 mostly explained by the goodwill amortization from the Auchan purchase.

As a result, integral cost of financing varied 260.6% during the third individual quarter from $24.0 million in 2002 to $86.6 million in 2003.

Cumulative deferred and non-deferred taxes represented $113.9 million for the third individual quarter of 2002 compared to $98.4 million in 2003.

Due to above-mentioned net profit increased 120.7% from $116.7 million in 2002 to $257.5 million in 2003. Net profit expressed as net sales percentage was 1.4% for 2002 and 2.9% for 2003.

In cumulative terms:
Same store sales have decreased 0.6% and total sales increased 3.6% from $23,753.0 in 2002 to $24,613.8 million in 2003.

Gross profit increased 6.2% with a gross margin increase of 48 basis points resulting in 20.3% this year.

Operating expenses increased 0.1 % with 60 basis points decrease in net sales percentage participation in 2003 compared to 2002.

As a result, operating profit increased 45.9% from $627.2 million at September 2002 to $915.4 million in 2003, representing 2.6% and 3.7% of net sales in 2002 and 2003 respectively.

EBITDA increased 22.7% from $1,184.5 million in 2002 to $1,453.9 million for the same period in 2003 representing 5.0% and 5.9% of sales for 2002 and 2003 respectively.

Regarding integral cost of financing:
Interest paid increased 36.0% from $169.4 million in 2002 to $230.5 million in 2003.

Interest income during 2003 decreased 11.8% compared to 2002 from $33.1 million in 2002 to $29.2 million in 2003.

Foreign exchange loss decreased from $185.8 million in 2002 to $63.8 million in 2003.

Monetary position results decreased 40.4%.

As a result, integral cost of financing increased 24.9% from $111.9 million in 2002 to $139.9 million in 2003.

Cumulative deferred and non-deferred taxes represented $156.7 million in 2002 compared to $272.8 million in 2003.

Due to above-mentioned net profit increased 118.3% from $305.1 million in 2002 to $666.1 in 2003. Net profit expressed as percentage of net sales was 1.3% in 2002 and 2.7% in 2003.

Stockholder's equity increased 7.5% from $11,599.5 million in 2002 to $12,474.8 million in 2003.

Capital investments during the year reached $1,065.1 million. On September 30, 2003 the Company had 174 stores in its five different formats and 57 Restaurantes California. During this year the five former Auchan stores have been integrated to our Mega format. The Casino de la Selva power center was inaugurated with one Mega, one Costco and one Restaurant California. On October we opened a new Costco store in Los Cabos. Eight more units have been remodeled and three more have been closed down; one Comercial Mexicana store in the Northeast and two Bodegas in the Central Zone.

We consider Working Capital, the net difference between inventory and suppliers turnover, an important source of liquidity. During this year, we have strengthened this concept and in cumulative terms we have a net difference of 9.3 days versus 2.2 days at the end of September 2002.

During this quarter, we also inaugurated our new distribution center which is moving according to the original schedule.

Yours truly,

Francisco Martinez de la Vega
Chief Financial Officer

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
GEOGRAPHIC DISTRIBUTION AS OF SEPTEMBER 30, 2003
ZONE	C.M.	BOD. C.M.	MEGA	SUMESA	COSTCO	TOTAL STORES	Rest. CALIF.	SQ.FT.	AREA %

Metrop.
	19	25	18	15	5	82	30	5,377,612	41.6%

Center
Aguascalientes	1	2			1	4		305,630
Celaya	1		1		1	3	1	257,634
Cuautla	1					1	1	87,188
Cuernavaca	3		2	2	1	8	3	592,197
Guadalajara	2		1		1	4		351,678
Guanajuato	1					1		42,668
Irapuato	1					1	1	99,889
Leon	2		1		1	4	1	344,219
Manzanillo	1					1		43,228
Michoacan, Zam.	1					1		44,595
Morelia	3				1	4	2	290,851
Pachuca	1		1			2	1	142,030
Pto.Vallarta	1		1			2	1	122,020
Puebla	2	1	3		1	7	3	766,034
Queretaro	3	1	1		1	6	2	540,929
Salamanca	1					1		82,979
San Luis Potosi	2	1	1		1	5	1	448,327
Toluca	1	1				2	2	177,852
Uruapan	1					1		43,045
Total	29	6	12	2	9	58	19	4,782,993	37.0%

Northwest
Culiacan	1					1		100,158
Mazatlan			1			1		92,957
Mexicali	1				1	2		170,715
Tijuana	7				1	8	2	647,685
Hermosillo					1	1		101,310
Total	9	0	1	0	3	13	2	1,112,826	8.6%

Northeast
Tampico	1		1			2		130,006
Monterrey					1	1		131,320
Total	1	0	1	0	1	3	0	261,326	2.0%

Southeast
Cancun	3				1	4	2	302,659
Jalapa			1		1	2	1	207,689
Veracruz	1	1				2		131,664
Merida	1				1	2	1	184,396
Total	5	1	1	0	3	10	4	826,409	6.4%

Southwest
Acapulco	4	1			1	6	2	405,465
Chilpancingo	1					1		71,935
Zihuatanejo	1					1		76,521
Total	6	1	0	0	1	8	2	553,921	4.3%

TOTALS
TOTAL UNITS	69	33	33	17	22	174	57
TOTAL AREA	4,655,628	1,934,122	3,732,415	162,815	2,430,112		12,757*	12,915,091	100.0%
% TOTAL AREA	0	0	0	0	0			1
M2	432,522	179,686	346,753	15,126	225,765			1,199,852
*Seats

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
BALANCE SHEET
	2003-III	2002-III	Var.
Total Assets	23,099,527	21,766,501	6.1%
Current Assets	6,284,385	5,571,004	12.8%
Temporary investments	859,379	729,944	17.7%
Trade acount receivable, net	116,306	95,769	21.4%
Other accounts and notes receivable	1,361,366	962,573	41.4%
Inventories	3,868,201	3,715,346	4.1%
Prepaid and other assets	79,133	67,372	17.5%
Long Term	341,050	0	100.0%
Accounts and documents receivable,net	0	0	0.0%
Investment in shares of subsidiaries and non-consolidated associated	0	0	0.0%
Other investments	341,050	0	100.0%
Property Plant and Equipment	16,176,546	15,747,106	2.7%
Property	16,373,818	16,223,045	0.9%
Machinery and Industrial equipment, net	0	0	0.0%
Other equipment	5,049,943	4,437,150	13.8%
Accumulated depreciation	5,618,858	5,070,377	10.8%
Construction in progress	371,643	157,288	136.3%
Deferred Assets, net	6,012	0	100.0%
Other Assets	291,534	448,391	(35.0%)
TOTAL LIABILITIES	10,533,920	10,078,420	4.5%
Current Liabilities	6,020,890	5,217,119	15.4%
Suppliers	4,531,350	3,738,270	21.2%
Bank Loans	0	604,380	(100.0%)
Stock Market Loans	200,000	0	100.0%
Taxes to be paid	113,599	163,901	(30.7%)
Other	1,175,941	710,568	65.5%
Long Term Liabilities	2,070,121	1,967,801	5.2%
Bank Loans	400,000	304,288	31.4%
Stock Market Loans	1,670,121	1,663,513	0.4%
Other Loans	0	0	0.0%
Deffered Loans	2,316,512	2,760,259	(16.1%)
Other Liabilitites	126,397	133,241	(5.1%)
Consolidated Stock Holders' Equity	12,565,607	11,688,081	7.5%
Minority Interest	90,842	88,527	2.6%
Majority Stock Holders' Equity	12,474,765	11,599,554	7.5%
Contribuited Capital	8,072,096	8,069,668	0.0%
Capital Stock (nominal)	1,737,600	1,737,600	0.0%
Restatement of Paid in Capital Stock	5,386,551	5,386,551	0.0%
Paid in Capital	947,945	945,517	0.3%
Contributions for Future Capital Increase	0	0	0.0%
Capital Increase (Decrease)	4,402,669	3,529,886	24.7%
Retained Earnings and Legal Reserve	6,243,282	5,554,869	12.4%
Reserve for repurchase of units	1,016,683	1,057,830	(3.9%)
Results from holding Nonmonetary Assets	(3,523,404)	(3,387,941)	4.0%
Net income	666,108	305,128	118.3%
Figures in thousands pesos as of Sept. 30, 2003

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
INDIVIDUAL RESULTS
	2003-III	%	2002-III	%	VAR %
Net Sales	8,756,840	100.0%	8,523,802	100.0%	2.7%
Cost of Sales	6,972,168	79.6%	6,882,911	80.7%	1.3%
Gross Income	1,784,672	20.4%	1,640,891	19.3%	8.8%
Operating Expenses	1,380,103	15.8%	1,362,197	16.0%	1.3%
Operating Income	404,569	4.6%	278,694	3.3%	45.2%
Integral Results of Financing	86,553	1.0%	24,004	0.3%	260.6%
Interest Expense	87,406	1.0%	57,060	0.7%	53.2%
Interest Income	(5,076)	(0.1%)	(15,272)	(0.2%)	(66.8%)
Foreign Exchange Loss	60,825	0.7%	44,479	0.5%	(36.7%)
Restatement of UDIs	4,110	0.0%	9,396	0.1%	(56.3%)
Gain from Monetary Position	(60,712)	(0.7%)	(71,659)	(0.8%)	(15.3%)
Other Financial Operations	(40,632)	(0.5%)	21,420	0.3%	289.7%
Earnings Before Tax & Profit Sharing	358,648	4.1%	233,270	2.7%	53.7%
Tax Provision and Employee Profit Sharing	88,199	1.0%	112,229	1.3%	(21.4%)
Deferred Taxes	10,209	0.1%	1,655	0.0%	516.9%
Minority Interest	2,692	0.0%	2,696	0.0%	(0.1%)
Net Earnings	257,548	2.9%	116,690	1.4%	(120.7%)
Depreciation & Amortization	179,675	2.1%	185,526	2.2%	(3.2%)
Ebitda	584,244	6.7%	464,220	5.4%	25.9%
Figures in thousands pesos as of Sept. 30,2003

CONTROLADORA COMERCIAL MEXICANA, S.A., DE C.V.
ACUMULATED RESULTS
	2003-III	%	2002-III	%	var.
Net Sales	24,613,797	100.0%	23,752,962	100.0%	3.6%
Cost of Sales	19,611,595	79.7%	19,041,307	80.2%	3.0%
Gross Income	5,002,202	20.3%	4,711,655	19.8%	6.2%
Operating Expenses	4,086,801	16.6%	4,084,435	17.2%	0.1%
Operating Income	915,401	3.7%	627,220	2.6%	45.9%
Integral Results of Financing	139,855	0.6%	111,934	0.5%	24.9%
Interest Expense	230,468	0.9%	169,452	0.7%	36.0%
Interest Income	(29,219)	(0.1%)	(33,113)	(0.1%)	(11.8%)
Foreign Exchange (Gain) Loss	51,658	0.2%	157,208	0.7%	(67.1%)
Restatement of UDIs	12,150	0.0%	28,614	0.1%	(57.5%)
Gain from Monetary Position	(125,202)	(0.5%)	(210,227)	(0.9%)	(40.4%)
Other Financial Operations	(171,204)	(0.7%)	45,909	0.2%	472.9%
Earnings Before Tax & Profit Sharing	946,749	3.8%	469,377	2.0%	101.7%
Tax Provision	123,335	0.5%	150,578	0.6%	(18.1%)
Deferred Taxes	149,483	0.6%	6,129	0.0%	2,338.9%
Minority Interest	7,824	0.0%	7,542	0.0%	3.7%
Net Earnings	666,108	2.7%	305,128	1.3%	118.3%
Depreciation & Amortization	538,538	2.2%	557,266	2.3%	(3.4%)
Ebitda	1,453,939	5.9%	1,184,486	5.0%	22.7%
Figures in thousands pesos as of Sept. 30, 2003

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
	2003-III	2002-III	Var.
Consolidated Net Income	673,932	312,670	115.5%
+ (-) Items Added to Income Which do not Require use of cash	701,448	572,892	22.4%
Cash flow form Net Income of the Year	1,375,380	885,562	55.3%
Cash Flow from Change in Working Capital	(324,017)	(1,527,162)	(78.8%)
Cash Generated (Used) in Operating Activities	1,051,363	(641,600)	(263.9%)
Cash Flow form External Financing	317,049	670,429	(52.7%)
Cash Flow from Internal Financing	(136,753)	(142,792)	(4.2%)
Cash Flow Generated(Used)by Financing Activities	180,296	527,637	(65.8%)
Cash Flow Generated (Used)in Investment Activities	(1,250,960)	(437,648)	185.8%
Net Increase(Decrease)in Cash and Shorts-Term Investments	(19,301)	(551,611)	(96.5%)
Cash and Short Term Investment at the Beginning of Period	878,680	1,281,555	(31.4%)
Cash and Short Term Investment at the End of Period	859,379	729,944	17.7%

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
OTHER DATA
	2003-III	2002-III	var.
Working Capital	263,495	353,885	(25.5%)
Pension Fund and Seniority Premiums	33,965	33,403	1.7%
Executives*	325	322	0.9%
Employers*	30,984	29,989	3.3%
Workers*	493	359	37.3%
Circulation Shares*	1,086,000,000	1,083,574,271	0.2%
Repurchased Shares*	0	2,425,729	(100.0%)
* Numbers in units